



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
JUN 2 1 2004
WASH. D.C.
158
SECTION

Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission File Number 001-09526

Full title of plan and the address of the plan:

BHP USA Retirement Savings Plan
1360 Post Oak Blvd., Suite 150
Houston, Texas 77056-3020

Name of the issuer of the held securities held pursuant of the plan and the address of its principal executive office:

BHP BILLITON LIMITED

BHP TOWER, BOURKE PLACE

180 Lonsdale Street

Melbourne, Victoria 3000

Australia





BHP USA RETIREMENT SAVINGS PLAN

Table of Contents

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.



KPMG LLP
700 Louisiana Street
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Report of Independent Registered Public Accounting Firm

The BHP USA Retirement Advisory Committee of the
BHP USA Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the BHP USA Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2003 and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 17, 2004



BHP USA RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

		2003	2002
Assets:			
Investments, at fair value	$	236,182,630	196,375,612
Employee contributions receivable		—	8,237
Participating Companies contributions receivable		—	5,575
Other receivables		244,482	10,028
Total assets		236,427,112	196,399,452
Liabilities:			
Due to affiliated plan		—	29,000
Other payables		127,726	144,265
Total liabilities		127,726	173,265
Net assets available for plan benefits	$	236,299,386	196,226,187

See accompanying notes to financial statements.

BHP USA RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Net investment income (loss):		
Interest and dividends	$ 5,335,749	6,850,646
Net appreciation (depreciation) in fair value of investments	35,562,806	(34,339,783)
	40,898,555	(27,489,137)
Contributions:		
Employee	7,530,448	7,262,958
Participating Companies	4,826,437	4,544,834
Rollovers	1,923,637	1,709,773
	14,280,522	13,517,565
Transfers from affiliated plans (note 3)	92,795	1,643,035
Benefits paid	(15,172,131)	(55,157,532)
Administrative expenses	(26,542)	(45,057)
Net increase (decrease)	40,073,199	(67,531,126)
Net assets available for plan benefits:		
Beginning of year	196,226,187	263,757,313
End of year	$ 236,299,386	196,226,187

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the BHP USA Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan provides retirement benefits for regular salaried employees of BHP Holdings (Operations), Inc. (BHP), and adopting subsidiaries and affiliates of the parent company, BHP Billiton Limited (formerly BHP Limited) (collectively, the Participating Companies) on their date of hire. The Plan is a multiple-employer profit-sharing plan with a 401(k) directed feature qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan was amended and restated effective January 1, 2002 and has been amended from time to time since. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Administration

BHP is the Plan's sponsor. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan, and Vanguard Group, Inc. serves as record keeper for the Plan. Certain duties on behalf of the Plan's sponsor and the Participating Companies are carried out by the BHP USA Retirement Advisory Committee (the Committee). The Committee members are each appointed by the boards of directors of the Participating Companies.

(c) Contributions

Participants may make contributions to the Plan on a pretax and/or after-tax basis through payroll withholding of any whole percentage up to 50% of their eligible earnings, subject to limitations set by law. Participants are permitted to change the rate of their contribution upon request. The Participating Companies match the first 6% of eligible earnings contributed to the Plan by their participants. In addition, all eligible employees who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations within the Code.

All newly eligible employees are automatically enrolled in the Plan based on a pretax contribution rate of 6% unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to change their contribution rate at any time. Contributions, unless otherwise directed, are invested in the Vanguard Retirement Savings Trust (Retirement Savings Trust) pending future investment direction by the participant.

(d) Investment Options

The Plan offers seven mutual funds, American Depository Receipts of BHP Billiton Limited (BHP ADRs), and a common/collective trust fund as investment options to participants. Additionally, the Plan offers a personal choice retirement account investment option in which participants can select from a large number of mutual funds and individual securities such as common stock and bonds. The Plan also utilizes a money market fund to facilitate plan transactions.

(e) Participant Accounts

Under the Plan, each participant's account is credited with the participant's contributions, the Participating Companies' contributions, and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are based on the performance of the funds in which the participant has directed his or her accounts to be invested.

(f) BHP ADRs Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the BHP ADRs allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

(g) Vesting

Participants are 100% vested in all amounts allocated to their participant account.

(h) Forfeitures

Forfeitures result from termination of employment before full vesting has occurred. Forfeitures may be used to reduce future Participating Companies matching contributions, pay administrative expenses, and/or to restore amounts in participants' accounts in circumstances where the plan administrator concludes that participants are entitled to such restoration.

Forfeitures available at December 31, 2003 and 2002 to reduce future Participating Companies matching contributions and plan expenses are $2,931,140 and $2,697,113, respectively.

(i) Withdrawals

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his or her account as a lump-sum distribution in cash. To the extent that their account balance is invested in BHP ADRs, a participant may request payment in the form of BHP ADRs. A participant may withdraw all or any portion of the balance in his or her after-tax account and or rollover account. Once age 59-1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. Certain participants, as specified in the supplements of the plan document, may make a hardship withdrawal from the their pretax accounts and/or Participating Companies contribution account. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

(j) Loans

Participants may borrow from the vested portions of their account balances a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last 12 months or (b) 50% of their vested account balances. No more than one loan is allowed per account at any given time. The loans bear interest at a rate equal to *The Wall Street Journal* prime rate plus 1%. Loans must be repaid within five years for general loans and 10 years for loans used to purchase a primary residence.

(Continued)

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Gains (Losses) on Investments

Investments are reported at fair value. Mutual funds, common stock, and preferred stock are valued based upon quoted market prices. The Retirement Savings Trust is a common/collective trust fund that invests primarily in investment contracts issued by life insurance companies, banks, and other financial institutions. The common/collective trust fund is valued daily based upon the fair value of the underlying securities. For the years ended December 31, 2003 and 2002, the average yield for the Retirement Savings Trust was 4.25% and 5.19%, respectively. Participant loans are valued at cost which approximates fair value.

Purchases and sales are recorded on a trade-date basis. Interest is recorded as earned, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of the investments held at the end of the year.

(d) Investments

The following table presents investments that represent 5% or more of the Plan's net assets for December 31, 2003 and 2002:

	2003	2002
Vanguard 500 Index Fund	$ 35,036,342	25,933,636
Vanguard Balanced Index Fund	71,266,474	62,634,546
Vanguard Growth Index Fund	24,240,000	19,571,558
Vanguard Retirement Savings Trust	44,950,356	43,060,981
American Depository Receipts of BHP Billiton Limited	13,185,098	9,825,757

(Continued)

During 2003 and 2002, the Plan's investments (including gains and losses or investments bought and sold, as well as held during the year) appreciated (depreciated) in value by as follows:

		2003	2002
Equity securities	$	5,813,018	144,813
Mutual funds		29,749,788	(34,484,596)
	$	35,562,806	(34,339,783)

(e) Administrative Expenses

The Participating Companies have chosen to pay trustee fees, annual participant fees, and substantially all costs incident to administering the Plan. Participants are charged a nominal fee to cover the cost of processing new loans.

(3) Transfers From Affiliated Plans

If a participant in the BHP New Mexico Coal 401(k) Personal Savings Plan ceases active participation in such plan and becomes an active participant in this Plan, his or her accounts under such other plan may be transferred to the Plan, at the participant's election. During 2003, $92,795 was transferred to the Plan from the BHP New Mexico Coal 401(k) Personal Savings Plan.

Effective December 31, 2002, the BHP Nevada Mining Company merged into the Plan. Investments of $1,643,035 were transferred in-kind to the Plan. All participants were fully vested at the time of transfer.

(4) Risks and Uncertainties

The Plan provides for various investments in cash and cash equivalents, mutual funds, a common/collective trust fund, common stock, and preferred stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(5) Federal Income Taxes

The Plan obtained its latest determination letter on September 8, 1998 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, qualifies under Section 401(a) of the Code and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. Even so, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified, and the related trust was tax-exempt as of December 31, 2003 and 2002.

(6) Plan Termination

Under the terms of the Plan, BHP has the right to terminate the Plan at any time. Upon termination of the Plan, the trustee will adjust the benefits of all participants in accordance with the regulations and rulings of the IRS. After all such adjustments have been made, the trustee would then commence distribution as directed by the Committee.

(Continued)

(7) Related-Party Transactions

Certain plan investments are shares of mutual funds and a money market fund managed and distributed by Vanguard, the trustee, and a party-in-interest with respect to the Plan. In addition, the Plan provides for investment in BHP ADRs and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transaction" provisions of ERISA and the Code.

(8) Nonexempt Transactions

As reported on schedule H, line 4a – schedule of delinquent participant contributions, certain plan contributions and loan repayments for the 2003 and 2002 plan years, were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2003.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as reported in the financial statements and the Form 5500 as of December 31, 2003 and 2002:

		2003	2002
Net assets available for plan benefits per the financial statements	$	236,299,386	196,226,187
Less amounts payable at December 31, 2003 and 2002		(283,579)	—
Net assets available for plan benefits per Form 5500	$	236,015,807	196,226,187

The following is a reconciliation of benefits paid as reported in the financial statements and the Form 5500 for the year ended December 31, 2003 and 2002:

		2003	2002
Benefits paid to participants per the financial statements	$	15,172,131	55,157,532
Add amounts payable at December 31, 2003 and 2002		283,579	—
Less amounts payable at December 31, 2002 and 2001		—	—
Benefits paid to participants per Form 5500	$	15,455,710	55,157,532

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(Continued)

(10) Subsequent Event

The Plan was amended to eliminate the BHP Stock Fund as an investment option. Participants were given the opportunity to transfer assets held in the BHP Stock Fund to other investment elections prior to the liquidation process. If participants held the BHP Stock Fund on May 15, 2004, their investment in the BHP Stock Fund was liquidated and reinvested in the Vanguard 500 Index Fund.

Schedule 1

BHP USA RETIREMENT SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2003

Participant contributions transferred late to plan	Total that constitutes nonexempt prohibited transactions
$ 69,378	$ 69,378

See accompanying report of independent registered public accounting firm.

Schedule 2

BHP USA RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue/description of investment	Shares/ units		Current value
Cash and cash equivalents:			
Vanguard Prime Money Market Fund*	96	$	96
Mutual funds:			
American Century International Growth Fund	889,884		7,065,678
Managers Special Equity Fund	148,669		11,669,003
Vanguard 500 Index Fund*	341,252		35,036,342
Vanguard Balanced Index Fund*	3,900,738		71,266,474
Vanguard Growth Index Fund*	972,713		24,240,000
Vanguard Total Bond Market Index Fund*	822,122		8,476,075
Vanguard Value Index Fund*	585,992		11,104,540
Brokerage option:			
VGI Brokerage Option	—		6,600,000
Common/collective trust funds:			
Vanguard Retirement Savings Trust*	44,950,356		44,950,356
Common stock:			
American Depository Receipts of BHP Billiton Limited*	722,075		13,185,098
Participant loans:			
Participant loans (interest rates range from 5.0% to 10.5%)*	—		2,588,968
Total assets (held at end of year)		$	236,182,630

* Indicates party in interest.

See accompanying report of independent registered public accounting firm.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the BHP USA Retirement Advisory Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 17, 2004

BHP USA Retirement Savings Plan

By: 

Howard Spiegel
BHP USA Retirement
Advisory Committee Member

BHP USA RETIREMENT SAVINGS PLAN

Index To Exhibit

Exhibit Number	Description
23.1	Consent of Independent Registered Public Acounting Firm

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The BHP USA Retirement Advisory Committee of the
BHP USA Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 33-377364) on Form S-8 of BHP Billiton Limited of our report dated June 17, 2004 with respect to the statements of net assets available for plan benefits of the BHP USA Retirement Savings Plan as of December 31, 2003 and 2002, the statements of changes in net assets available for plan benefits for the years then ended, the supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2003 and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of the BHP USA Retirement Savings Plan.

KPMG LLP

Houston, Texas
June 17, 2004